UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

April 11, 2013

Commission File Number: 001-32328

Mechel OAO ———————————————————————————————————
(Translation of registrant’s name into English)

RUSSIAN FEDERATION ———————————————————————————————————
(Jurisdiction of incorporation or organization)

Krasnoarmeyskaya 1, Moscow 125993 Russian Federation
——————————————————————————————————— (Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F: [x] Form 20-F [ ] Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): [ ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): [ ]

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934: [ ] Yes [x] No

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): n/a

MECHEL REPORTS DELIVERY OF FIRST CARGO OF QUARTZITES FROM UVATSK DEPOSIT
Moscow, Russia — April 11, 2013 – Mechel OAO (NYSE: MTL), one of the leading
Russian mining and metals companies, reports the launch of active development at the Uvatsk quartzite deposit and delivery of the first batch of raw materials from the deposit to Bratsk Ferroalloy Plant OOO.
Approximately 680 tonnes of quartzite mined at the deposit were delivered to
Bratsk Ferroalloy Plant in March 2013. Implementation of the Uvatsk deposit development project took some four years, using Mechel’s ferroalloys division’s own resources and funds.
 “This event is a key stage in the Uvatsk deposit’s successful development. In the second half of 2013, Bratsk Ferroalloy Plant will already be fully internally sourced with ore needed to produce high-quality ferrosilicon with
65-75% silicon content. This will enforce the plant’s independence of external sources of raw materials and obtain its own high-quality raw materials cheaper by 25-30% than current market prices. This will also have a positive impact on the economic and financial results of Bratsk Ferroalloy Plant, which is one of the most successful enterprises in Mechel Group’s ferroalloy segment,” said
Sergey Zhilyakov, Chief Executive Officer of Mechel Ferroalloys Management
Company OOO.
Bratsk Ferroalloy Plant won the tender for the rights to utilize the subsoil plot on the Uvatsk deposit of quartzite and quartz sandstones in May 2008. The
Uvatsk deposit is located in the Irkutsk Region, approximately 24 kilometers from the town of Nizhneudinsk.
***
Mechel OAO
Anton Lapin
Tel: + 7 495 221 88 88
antonlapin@mechel.ru

***
Mechel is one of the leading Russian companies. Its business includes four segments: mining, steel, ferroalloy and power. Mechel unites producers of coal, iron ore concentrate, nickel, ferrochrome, ferrosilicon, steel, rolled products, hardware, heat and electric power. Mechel products are marketed domestically and internationally.
***
Some of the information in this press release may contain projections or other forward-looking statements regarding future events or the future financial performance of Mechel, as defined in the safe harbor provisions of the U.S.
Private Securities Litigation Reform Act of 1995. We wish to caution you that these statements are only predictions and that actual events or results may differ materially. We do not intend to update these statements. We refer you to the documents Mechel files from time to time with the U.S. Securities and
Exchange Commission, including our Form 20-F. These documents contain and identify important factors, including those contained in the section captioned
“Risk Factors” and “Cautionary Note Regarding Forward-Looking Statements” in our
Form 20-F, that could cause the actual results to differ materially from those contained in our projections or forward-looking statements, including, among others, the achievement of anticipated levels of profitability, growth, cost and synergy of our recent acquisitions, the impact of competitive pricing, the ability to obtain necessary regulatory approvals and licenses, the impact of developments in the Russian economic, political and legal environment, volatility in stock markets or in the price of our shares or ADRs, financial risk management and the impact of general business and global economic conditions.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Mechel OAO

Date: April 11, 2013	By:	Evgeny V. Mikhel
	Name:	Evgeny V. Mikhel
	Title:	CEO